June 21, 2024

Division of Corporation Finance

Office of Technology
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Entravision Communications Corporation 10-K filed March 14, 2024 10-Q filed May 2, 2024 8-K filed May 2, 2024 File No. 001-15997

Dear SEC Staff:

On behalf of Entravision Communications Corporation (the “Company”), I hereby provide a supplemental response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated May 20, 2024 (the “Staff’s Letter”) regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, the Quarterly Report on Form 10-Q for the period ended March 31, 2024 and the Current Report on Form 8-K announcing earnings for the same period. This supplemental response addresses only those comments discussed with the Staff on a telephone conference call held on June 17, 2024, being comments 4 and 5 of the Staff’s Letter. My response dated June 7, 2024 remains unchanged with respect to comments 1, 2 and 3 of the Staff’s Letter and are not set forth again herein.

In order to facilitate the review by the Staff of my responses to the Staff’s Letter, I have responded, on behalf of the Company, with complete, revised responses to comments 4 and 5 set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Form 8-K filed May 2, 2024

Exhibit 99.1, page 1

4.
You state the most directly comparable GAAP measure for consolidated EBITDA and free cash flow is operating cash flows. As such, please begin your reconciliations with operating cash flows. In addition, revise to more clearly explain why these non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. Refer to Item 10(e)(1)(i) of Regulation S-K and Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.10(b). Provide us with your proposed future disclosure.

Response: We have referred to Item 10(e)(1)(i) of Regulation S-K and Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.10(b). In

2425 Olympic Boulevard, Suite 6000 West, Santa Monica, California 90404

response to the Staff’s comment, we propose to revise future earnings press releases, to (i) begin the reconciliation of GAAP and non-GAAP measures with the GAAP measure, which is operating cash flow; and (ii) more clearly explain why these non-GAAP measures provide useful information to investors regarding our financial condition and results of operations.

Accordingly, our proposed revised disclosure relating to consolidated EBITDA follows:

“We use the term “consolidated EBITDA” because that term is defined in our 2023 Credit Agreement. Under the terms of our 2023 Credit Agreement, consolidated EBITDA is a measure that governs several critical aspects of our 2023 Credit Facility, including, among other things, financial covenants with which we must comply and financial ratios which we must maintain in order to borrow funds needed for the operation of our business and with respect to the interest rates that we pay on our 2023 Credit Facility. For example, our 2023 Credit Agreement contains a total net leverage ratio financial covenant. The total net leverage ratio, or the ratio of consolidated total debt (net of up to $50.0 million of unrestricted cash) to trailing-twelve-month consolidated EBITDA, affects both our ability to borrow from our Revolving Credit Facility and our applicable margin for the interest rate calculation. Under our 2023 Credit Agreement, our maximum total leverage ratio may not exceed 3.25 to 1.00. In addition, our 2023 Credit Agreement contains an interest coverage ratio financial covenant (calculated as set forth in the 2023 Credit Agreement), with a minimum permitted ratio of 3.00 to 1.00.

“Therefore, we believe that it is important to disclose consolidated EBITDA to our investors to understand our compliance with these, and certain other, terms of our 2023 Credit Agreement. While many in the financial community and we consider consolidated EBITDA to be important, it should be considered in addition to, but not as a substitute for or superior to, other measures of liquidity and financial performance prepared in accordance with accounting principles generally accepted in the United States of America, such as cash flows from operating activities, operating income (loss) and net income (loss). Consolidated EBITDA has certain limitations because it excludes and includes several important financial line items as noted above. Therefore, we consider both non-GAAP and GAAP measures when evaluating our business. Consolidated EBITDA is also used to make executive compensation decisions.”

Additionally, a hypothetical example of our proposed revised reconciliation table of consolidated EBITDA follows:

	Three-Month Period
	Ended March 31,
	2024	2023
Cash Flows From Operating Activities	$33,375	$36,695
(Gain) loss on disposal of property and equipment	(97)	(68)
Net interest expense (1)	3,337	3,035
Dividend income	(10)	(18)
Deferred income taxes	4,224	205
Income tax (expense) benefit	(7,802)	231
Non-recurring cash severance charge	-	125
Changes in assets and liabilities:
Increase (decrease) in accounts receivable	(29,473)	(33,157)
Increase (decrease) in prepaid expenses and other current assets, operating leases right of use asset and other assets	7,150	(948)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	(6,007)	7,152
EBITDA attributable to redeemable noncontrolling interest	(167)	-
EBITDA attributable to noncontrolling interest	-	(230)
Consolidated EBITDA (1)	4,530	13,022

Please note that the above table is presented for the purpose of showing the proposed format of our reconciliation table. Actual line item amounts will vary in future periods and for the historic periods to which they are compared.

Additionally, our proposed revised disclosure relating to free cash flow follows:

“We use the term free cash flow as a measure of our liquidity and we believe that it is a useful indicator for potential investors of our ability to implement growth strategies and service our debt. Free cash flow is a non-GAAP measure and should be considered in addition to, but not as a substitute for, information contained in our condensed consolidated statement of cash flows as a measure of liquidity.”

Additionally, a hypothetical example of our proposed revised reconciliation table of free cash flow follows:

	Three-Month Period
	Ended March 31,
	2024	2023
Cash Flows From Operating Activities	$33,375	$36,695
(Gain) loss on disposal of property and equipment	(97)	(68)
Deferred income taxes	4,224	205
Income tax (expense) benefit	(7,802)	231
Non-recurring cash severance charge	-	125
Changes in assets and liabilities:
Increase (decrease) in accounts receivable	(29,473)	(33,157)
Increase (decrease) in prepaid expenses and other current assets, operating leases right of use asset and other assets	7,150	(948)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	(6,007)	7,152
Cash paid for income taxes	(1,291)	(72)
Capital expenditures (2)	(2,743)	(6,750)
Landlord incentive reimbursement	-	850
Non-recurring cash severance charge	-	(125)
EBITDA attributable to redeemable noncontrolling interest	(167)	-
EBITDA attributable to noncontrolling interest	-	(230)
Free cash flow (1)	(2,831)	3,908

Please note that the above table is presented for the purpose of showing the proposed format of our reconciliation table. Actual line item amounts will vary in future periods and for the historic periods to which they are compared.

We further note that substantially similar disclosure to the above is already contained in the body of our periodic reports filed with the Commission. In future periods, we will also modify the disclosure currently contained in our periodic reports to conform to the above language and tables.

5.
As you have identified operating cash flows as the most directly comparable GAAP measure for consolidated EBITDA, explain why you have provided a reconciliation to Net income (loss) attributable to common stockholders. If your presentation is based on the terms of your credit agreement, tell us how you considered Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.09.

Response: We have referred to Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.09, noting that a company may disclose a non-GAAP financial measure, such as consolidated EBITDA, "if management believes that the credit agreement is a material agreement, that the covenant is a material term of the credit agreement and that information about the covenant is material to an investor's understanding of the company's financial condition and/or liquidity".

As noted in our response to comment 4 above, we will revise future earnings releases to more clearly explain that we use the term “consolidated EBITDA” because that term is defined in our 2023 Credit Agreement, as well as why we believe that it is important to disclose consolidated EBITDA to our investors.

We also propose to modify future reconciliations of consolidated EBITDA to its most directly comparable GAAP measure, operating cash flow. Based on further consideration following our telephone conference call with the Staff, we propose no longer to reconcile consolidated EBIDTA to Net income (loss) attributable to common stockholders, since it is not the most directly comparable GAAP measure. Please refer to the proposed reconciliation table of consolidated EBITDA in response #4 above, which does not include such reconciliation or such line item.

On behalf of the Company, I acknowledge and confirm that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact me directly if you have any questions regarding this response.

Very truly yours,

/s/ Jeffrey DeMartino

Jeffrey DeMartino

General Counsel

Entravision Communications Corporation